UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Skylight Health Group, Inc.

Full name of Registrant:

5045 Orbitor Dr. Building 11

Suite 4300

Address of principal executive office:

Mississauga A6 L4W 4Y4

City State and ZIP Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Skylight Health Group, Inc. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) within the prescribed time period without hardship and expense to the Company. Due to the decrease in the Company’s common share price, the Company is no longer eligible to utilize the multi-jurisdictional disclosure system (“MJDS”). As a result, the Company will no longer be afforded the ability to prepare and file its disclosure reports and other information with the Securities and Exchange Commission (the “SEC”) incorporating (in accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer is required to file with the SEC, including the requirement to file the 2021 Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”). The Company does not have PCAOB audits completed on its December 31, 2019 or December 31, 2020 financial statements. The Company has not yet engaged an auditor to complete a PCAOB audit on its December 31, 2020 and 2019 financial statements. We cannot predict when such audit opinions will be obtained and we will be in position to file the 2021 Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Andrew Elinesky	416-904-2725
	Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenue increased from approximately US$0.5 million for the year ended December 31, 2020 to approximately US$21.1 million for the year ended December 31, 2021. The Company’s loss from continuing operations increased from approximately US$7.4 million for the year ended December 31, 2020 to approximately US$17.1 million for the year ended December 31, 2021. The Company’s net loss increased from approximately US$7.4 million for the year ended December 31, 2020 to approximately US$10.6 million for the year ended December 31, 2021.

Skylight Health Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2022	/s/ Andrew Elinesky
Andrew Elinesky
Chief Financial Officer